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CUSIP No. 81762P102	Page 1 of 15 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),

(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.     )*

SERVICENOW, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81762P102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 81762P102	Page 2 of 15 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JMI Participating Partners 33-0998048
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 7,436,645
	6.	Shared voting power 0
	7.	Sole dispositive power 7,436,645
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 7,436,645
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 5.9%
12.	Type of reporting person (see instructions) OO

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CUSIP No. 81762P102	Page 3 of 15 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JMI Services, LLC 80-0208695
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 3,258,040
	6.	Shared voting power 0
	7.	Sole dispositive power 3,258,040
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 3,258,040
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 2.6%
12.	Type of reporting person (see instructions) OO

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CUSIP No. 81762P102	Page 4 of 15 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) El Camino Advisors, LLC 33-0921126
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 7,436,645
	6.	Shared voting power 0
	7.	Sole dispositive power 7,436,645
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 7,436,645
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 5.9%
12.	Type of reporting person (see instructions) OO

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CUSIP No. 81762P102	Page 5 of 15 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JMTX Manager, Inc. 27-3209383
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 3,258,040
	6.	Shared voting power 0
	7.	Sole dispositive power 3,258,040
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 3,258,040
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 2.6%
12.	Type of reporting person (see instructions) OO

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CUSIP No. 81762P102	Page 6 of 15 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John J. Moores
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 10,694,685
	7.	Sole dispositive power 0
	8.	Shared dispositive power 10,694,685
9.	Aggregate amount beneficially owned by each reporting person 10,694,685
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9 8.5%
12.	Type of reporting person (see instructions) OO

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CUSIP No. 81762P102	Page 7 of 15 Pages

Item 1(a).	Name of Issuer:

ServiceNow, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4810 Eastgate Mall San Diego, California 92121

Item 2(a).	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of Common Stock of the Issuer directly owned by JMI Participating Partners (“Participating Partners”) and JMI Services, LLC (“Services”):

	(i)	Participating Partners;

	(ii)	Services;

	(iii)	El Camino Advisors, LLC (“El Camino”), the managing general partner of Participating Partners;

	(iv)	JMTX Manager, Inc. (“JMTX”), the manager of Services; and

	(v)	John J. Moores, a member of El Camino, a co-trustee of various family trusts (the “Trusts”) that involve certain immediate family members which are each a partner of Participating Partners, and the owner of all of the membership interest in Services and all of the stock of JMTX.

Participating Partners, Services, El Camino, JMTX and Mr. Moores are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Address for each Reporting Person: 111 Congress Avenue Suite 2600 Austin, TX 78701 Attention: Bryant Burke

Item 2(c).	Citizenship:

Participating Partners – Delaware Services – Texas El Camino – Delaware JMTX – Texas John J. Moores – United States

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CUSIP No. 81762P102	Page 8 of 15 Pages

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

81762P102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

For Participating Partners:

	(a)	Amount beneficially owned: 7,436,645 shares of Common Stock

	(b)	Percent of class: 5.9%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 7,436,645

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CUSIP No. 81762P102	Page 9 of 15 Pages

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 7,436,645

	(iv)	Shared power to dispose or to direct the disposition of: 0

For Services:

(a)	Amount beneficially owned: 3,258,040 shares of Common Stock

(b)	Percent of class: 2.6%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 3,258,040

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 3,258,040

	(iv)	Shared power to dispose or to direct the disposition of: 0

For El Camino:

(a)	Amount beneficially owned: 7,436,645 shares of Common Stock

(b)	Percent of class: 5.9%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 7,436,645

	(iii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 7,436,645

	(v)	Shared power to dispose or to direct the disposition of: 0

For JMTX:

(a)	Amount beneficially owned: 3,258,040 shares of Common Stock

(b)	Percent of class: 2.6%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 3,258,040

	(iv)	Shared power to vote or to direct the vote: 0

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CUSIP No. 81762P102	Page 10 of 15 Pages

	(iii)	Sole power to dispose or to direct the disposition of: 3,258,040

	(vi)	Shared power to dispose or to direct the disposition of: 0

For John J. Moores:

(a)	Amount beneficially owned: 10,694,685 shares of Common Stock

(b)	Percent of class: 8.5%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(v)	Shared power to vote or to direct the vote: 10,694,685

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(vii)	Shared power to dispose or to direct the disposition of: 10,694,685

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

El Camino serves as the managing general partner of Participating Partners. Mr. Moores is a member of El Camino and a co-trustee of the Trusts, each a partner of Participating Partners. JMTX serves as the manager of Services. Mr. Moores owns all of the membership interest in Services and all of the stock in JMTX. Mr. Moores has the power to direct the dividends from or the proceeds of the sale of the shares owned by Services and has the right to receive the dividends from or the proceeds of the sale of the shares owned by Participating Partners.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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Item 10.	Certification.

Not applicable.

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CUSIP No. 81762P102	Page 12 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013 Date

JMI PARTICIPATING PARTNERS

By:	El Camino Advisors, LLC
Its:	Managing General Partner

By:	/s/ Bryant W. Burke
Name:	Bryant W. Burke
Title:	Vice President

EL CAMINO ADVISORS, LLC

By:	/s/ Bryant W. Burke
Name:	Bryant W. Burke
Title:	Vice President

JMI SERVICES, LLC

By:	JMTX Manager, Inc.
Its:	Manager

By:	/s/ Bryant W. Burke
Name:	Bryant W. Burke
Title:	Vice President

JMTX MANAGER, INC.

By:	/s/ Bryant W. Burke
Name:	Bryant W. Burke
Title:	Vice President

JOHN J. MOORES

/s/ John J. Moores
Signature

John J. Moores
Name/Title

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CUSIP No. 81762P102	Page 13 of 15 Pages

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

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CUSIP No. 81762P102	Page 14 of 15 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or its knows or has reason to believe that such information is inaccurate.

February 14, 2013
Date

JMI PARTICIPATING PARTNERS

By:	El Camino Advisors, LLC
Its:	Managing General Partner

By:	/s/ Bryant W. Burke
Name:	Bryant W. Burke
Title:	Vice President

EL CAMINO ADVISORS, LLC

By:	/s/ Bryant W. Burke
Name:	Bryant W. Burke
Title:	Vice President

JMI SERVICES, LLC

By:	JMTX Manager, Inc.
Its:	Manager

By:	/s/ Bryant W. Burke
Name:	Bryant W. Burke
Title:	Vice President

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CUSIP No. 81762P102	Page 15 of 15 Pages

JMTX MANAGER, INC.

By:	/s/ Bryant W. Burke
Name:	Bryant W. Burke
Title:	Vice President

JOHN J. MOORES

/s/ John J. Moores
Signature

John J. Moores
Name/Title